FORM 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Sec-tion 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person:
----------------------------------------
   Newton, May C.
   3900 Paradise Rd, Ste 201
   Las Vegas, NV 89109

2. Issuer Name and Ticker or Trading Symbol:
--------------------------------------------
   Beeper Plus, Inc. - BEPP

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary):
------------------------------------------------------------------------------

4. Statement for Month/Year:
----------------------------
   March, 1998

5. If Amendment, Date of Original (Month/Year):
-----------------------------------------------
   N/A

6. Relationship of Reporting Person(s) to Issuer (Check All Applicable):
------------------------------------------------------------------------
    X  Director                       X  10% Onwer
   ---                               ---
    X  Officer (Title Below)             Other (Specify Below)
   ---                               ---
          Secretary/Treasurer
          -------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line):
------------------------------------------------------------
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I-Non-Derivative Securities Acquired,Disposed of,or Beneficially Owned:
-----------------------------------------------------------------------------

1. Title of Security (Instr. 3):
--------------------------------
   Common Stock

2. Transaction Date (Month/Day/Year):
-------------------------------------
   03/13/98

3. Transaction Code (Instr. 8)
------------------------------
   Code - U
   V    - V

4. Securities Acquired (A) or Disposed of (D) (Insr. 3,4 and 5):
----------------------------------------------------------------
   Amount      -   631,413
   (A) or (D)  -   (D)
   Price       -   $.25
                   Includes 2,000 shares of 7% cumulative voting Preferred
                   Stock par value $.001 per share stated value $20 per share

5. Amount of Securities Beneficially Owned at End of Month (instr. 3 and 4):
-----------------------------------------------------------------------------
   (0)

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4):
---------------------------------------------------------
   (D)

7. Nature of Indirect Beneficial Ownership (Instr. 4):
------------------------------------------------------
   None


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------
   N/A


May C. Newton                             3/26/98
-----------------------------             ----------------
Signature of Reporting Person             Date